03045668

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commercial International Bank (Egypt) S.A.E.

*CURRENT ADDRESS 21/23 Giza St, Giza
Nile Tower Building
Cairo, Egypt

**FORMER NAME

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34764 FISCAL YEAR 12-31-2002

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Michael Pressman

DAT : 01/13/04

82-34764

03 DEC 30 AM 7:21

Al Akhbar Newspaper, 17 February, 2003

Commercial International Bank (Egypt) S.A.E.

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office :21/23 Giza Street, Giza
Commercial Register: 69826 Giza

ARS 12-31-02

(Second Issue)

Re : Call for Convening an Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt has the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom, to review the following agenda.

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.
(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(4) Approving the Dividend Account for the fiscal year of 2002.
(5) Approving the appointments that took place on the Board of Directors, since the last meeting of the Ordinary General Assembly.
(6) Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending on 31 December 2002 and determining their remuneration packages for the fiscal year 2003.
(7) Appointing the two Auditors, together with determining their fees for the fiscal year that shall end at 31 December 2003.
(8) Authorizing the Board of Directors to give donations during the fiscal year 2003.
(9) Advising the General Assembly with the annual remuneration package decided by the Board of Directors that shall be paid to the Managing Director and the Head and members of the Executive Committee, Higher Management Committee and the Audit Committee for the fiscal year 2003.

Kindly be advised with the following:

1. Every shareholder shall have the right to attend the meeting of the General Assembly, either in person or through another shareholder as a proxy, provided that such a proxy is not a Board member. The proxy shall be valid if in writing. No shareholder shall represent a

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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number of votes exceeding 10% of the total shares of the capital and not exceeding 20% of the shares represented in the meeting, with the exception of corporate persons.

2. Those shareholders that shall attend the General Assembly shall provide a statement of the shares in their possession which are deposited at one of the Companies licensed to manage securities registers. This shall imply freezing the balances of the shares stipulated in the said statement for the purpose of attending the General Assembly, which shall be done at least three days prior to the convening of the General Assembly.

3. The shareholders may review – at the Financial Affairs Department during the official business hours of the Bank – the detailed statements and documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981, in accordance with the dates stipulated in the said Articles.

4. A notice for inviting the shareholders to attend the General Assembly has been sent by ordinary mail to their addresses as listed in the Bank records.

5. Any questions in relation to the subjects of the Agenda submitted to the General Assembly, must be submitted in writing to the Financial Affairs Department at the Head Office of the Bank, either by registered mail or by hand against receipt, with at least three days prior to the convening of the General Assembly. The discussions at the General Assembly shall be restricted only to the contents of the Agenda.

6. The Resolutions of the Ordinary General Assembly shall be adopted by an absolute majority of the number of the votes of the shares represented in the meeting.

7. In the event that the quorum required by law is not existing for the validity of convening the General Assembly for the first time, then the convening of the Ordinary General Assembly in the second meeting shall be at 12.00 noon of the same date and place, and shall be valid, whatever shall be the number of the shares represented therein.

8. The attendance of the Meeting shall be restricted to the shareholders only.

NB: The shareholders are requested to arrive at least one hour prior to the convening of the General Assembly to record their attendance, identity and proxies.

With the compliments of the Commercial International Bank (Egypt).

Amin Hisham Ezz El Arab
Chairman of the Board of Directors & Managing Director

{Translator's comment: this document is stamped with a stamped seal reading "PAID".}

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

التاسع عشر برصيد ٢٢ نقطة.. وفى باقى المباريات فاز فالنسيا على مالقة ٢/صفر وديبورتيفو كورونا على بلد الوليد ١/صفر.

وإذا انسحب تايسون «٣٦ عاماً» فسيقضى ذلك على آماله بخوض مباراة فى يونيو أمام بطل العالم فى الوزن الثقيل البريطانى لينوكس لويس.

فى الجولة الثامنة من مبارياتهما فى يونيو الماضى جيدة إذ بيع ما يقرب من عشرة آلاف تذكرة حتى الآن.

حتى يتم البت فى القضية بشكل نهائى.

البنك التجارى الدولى CIB

(مصر) ش.م.م

إخطار ثان

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى

رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى

المركز الرئيسى ٢١/٢٣ شارع الجيزة - الجيزة - سجل تجارى رقم ٦٩٨٢٦ الجيزة.

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس إدارة البنك التجارى الدولى (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده فى الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣.

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين.

وذلك للنظر فى جدول الأعمال التالى:

١ - تقرير مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٢ - تقرير مراقبى الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى، وذلك عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٣ - التصديق على الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٤ - الموافقة على حساب توزيع الأرباح عن عام ٢٠٠٢.
٥ - إقرار التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر اجتماع للجمعية العامة العادية.
٦ - اخلاء طرف أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١ وتحديد مكافآتهم عن عام ٢٠٠٢.
٧ - تعيين مراقبى الحسابات وتحديد أتعابهما عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٨ - الترخيص لمجلس الإدارة بالتبرع خلال عام ٢٠٠٣.
٩ - إحاطة الجمعية بالمكافأة السنوية التى قررها مجلس الإدارة لرئيس وأعضاء لجنة المراجعة عن عام ٢٠٠٢.

ونرجو أن نوجه عناية سيادتكم إلى ما يلى:

أولاً: لكل مساهم الحق فى حضور اجتماع الجمعية العامة بطريق الأصالة أو إنابة مساهم آخر عنه من غير أعضاء مجلس الإدارة ويشترط لصحة الإنابة أن تكون ثابتة فى توكيل كتابى. وباستثناء الأشخاص الاعتباريين لا يكون لأى مساهم أن يمثل عن طريق الوكالة عدداً من الأصوات يجاوز ١٠٪ من مجموع الأسهم فى رأس المال وبما لا يجاوز ٢٠٪ من الأسهم الممثلة فى الاجتماع.

ثانياً: على السادة المساهمين الذين يرغبون فى حضور الجمعية العامة أن يقدموا كشف حساب للأسهم التى يحوزونها والمودعة لدى إحدى شركات إدارة سجلات الأوراق المالية متضمناً تجميد رصيد الأسهم الموضح بكشف الحساب لغرض حضور الجمعية، وذلك قبل إنعقاد الجمعية العامة بثلاثة أيام على الأقل.

ثالثاً: يمكن للمساهمين الإطلاع على الكشوف التفصيلية والمستندات المشار إليها فى المواد ٢١٩/٢٢٠/٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ وفقاً للمواعيد المقررة بالمواد المذكورة وذلك بإدارة الشئون المالية فى ساعات العمل الرسمية للبنك.

رابعاً: تم إرسال إخطار الدعوة للاجتماع إلى المساهمين على عناوينهم الثابتة بسجلات البنك بطريق البريد العادى.

خامساً: أى أسئلة تتعلق بالموضوعات المعروضة على الجمعية العامة يتعين تقديمها كتابة إلى إدارة الشئون المالية بالمركز الرئيسى للبنك بالبريد المسجل أو باليد مقابل إيصال قبل تاريخ إنعقاد الجمعية العامة بثلاثة أيام على الأقل وتقتصر المناقشة فى الجمعية العامة حول ما ورد بجدول الأعمال فقط.

سادساً: تصدر قرارات الجمعية العامة العادية بالأغلبية المطلقة لعدد الأصوات المقررة للأسهم الممثلة فى الاجتماع.

سابعاً: فى حالة عدم توافر النصاب القانونى لصحة اجتماع الجمعية العامة العادية الأول فسوف تنعقد الجمعية العامة العادية فى اجتماع ثان فى تمام الساعة الثانية عشر ظهر نفس اليوم وفى نفس المكان، ويكون الاجتماع الثانى صحيحاً أياً كان عدد الأسهم الممثلة فيه.

ثامناً: حضور الاجتماع قاصر على المساهم دون اصطحاب مرافقين.

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة على الأقل لإثبات الحضور والشخصية والتوكيلات.

مع تحيات البنك التجارى الدولى (مصر)..

أمين هشام عز العرب

رئيس مجلس الإدارة والعضو المنتدب

PAID

السعيد «العائد» يقود الزمالك للـ

الدفاع الأزرق والحارس المتألق مصطفى فتحى وتسرع مهاجمى

كتب أحمد سعد:

بهدف نظيف للعائد طارق السعيد.. اجتاز الزمالك عقبة مهمة فى سباق القمة الرهيب مع النادى الاهلى فى الاسبوع السادس عشر للدورى الممتاز لكرة القدم وفاز امس على الترسانة المكافح فى المباراة التى اقيمت بينهما باستاد القاهرة جاء هدف السعيد من ضربة جزاء شرعية فى الدقيقة ٣٥ من الشوط الثانى.

بهذه النتيجة ارتفع رصيد الزمالك الى ٣٥ نقطة وظل محتفظا بالمركز الثانى فى جدول ترتيب المسابقة وتبقى له مباراتان مؤجلتان مع المقاولون العرب والاتحاد السكندرى.. بينما تجمد رصيد الترسانة عند ٢١ نقطة فى المركز السابع.

جاءت المباراة متوسطة المستوى، كان الزمالك هو الافضل والاجدر بالفوز واضاع فرصة ذهبية للفوز بعدد قياسى من الاهداف وتألق من الترسانة حارس مرماه مصطفى فتحى الذى انقذ العديد من الفرص الصعبة وايضا افراد خط الظهر الذى استبسل وقاتل بشرف حتى النهاية.

بدأ الشوط الأول هادئا من الطرفين لجس النبض، ولكن سرعان ما زالت مرحلة الاختبار، وتكشفت طريقة لعب وخطة كل فريق.. لعب الفريقان بطريقة لعب واحدة ٣/٥/٢ كانت تتحول إلى ٥/٣/٢ فى حالة الدفاع.. وفرض الجهاز الفنى لكل فريق رقابة لصيقة على مفاتيح اللعب وعناصر الخطورة فى كل فريق.. حيث لعب أحمد عبدالظاهر مراقبا لحازم امام كظله، ولعب هانى السيد مع جمال حمزة وايمن خليل مع شيكابالا.. وفى المقابل لعب تامر عبدالحميد مراقبا لمحمد ابوتريكة فى وسط الملعب، ولعب بشير التابعى ومحمد صديق مع حسام مبروك وشرقاوى محمد.

حمزة.. الوحيد

مرت أكثر من عشر دقائق على بداية المباراة ولم تشهد أى فرص خطرة حقيقية على المرميين باستثناء الكرة التى انفرد بها جمال حمزة وكان بإمكانه ان يضمن هدفا لفريقه لو أنه مرر بالعرض لكنه سدد فى يدى مصطفى فتحى حارس مرمى الترسانة.. لكن يشفع لحمزة انه كان مصدر الخطورة الدائم والوحيد للزمالك على مرمى الترسانة.. ولم يحتسب له الحكم حسن على ضربة جزاء صحيحة عندما انفرد بالمرمى وعرقله الحارس..

وفى المقابل ظلت الجبهة اليسرى التى يقودها حسين شكرى هى مكمن الخطورة فى الترسانة خاصة فى ظل التقدم الدائم لاحمد صالح ظهير أيمن الزمالك.

حازم بعيد فى النصف الأول

لم يشهد الشوط الأول أى ظهور لحازم امام نجم الزمالك والذى وضح انه يلعب متأثرا بإصابة غير معلنة، واستسلم حازم للرقابة التى فرضها عليه أحمد عبدالظاهر، ولم يستطع مجاراته لدرجة انه لجأ للامساك به من الخلف فاستحق الانذار.

دقيقة حدادا

وقف اللاعبون وطاقم الحكام دقيقة حدادا فى بداية المباراة على روح اللاعب صلاح عبدالشافى حارس مرمى الترسانة السابق والذى تعرض منذ أيام قليلة بعد صراع طويل مع المرض اللعين.

هجوم أبيض ضاغط

مع بداية الشوط الثانى دفع البرازيلى كارلوس كابرال المدير الفنى للزمالك بطارق السعيد بدلا من حازم امام البعيد تماما عن مستواه الفنى والبدنى.. ساهم السعيد بشكل كبير فى زيادة فاعلية الهجوم «الابيض» واعطى السيطرة لفريقه فى منطقة وسط الملعب.. مما اجبر الترسانة على اللعب بطريقة دفاع المنطقة معتمدا على الكرات المرتدة فقط والتى كان اغلبها عن طريق محمد أبو تريكه.. ومن احدها مرر أبو تريكه الكرة الى محمد عمر سددها قذيفة وصدها ببراعة عبدالواحد السيد وحولها الى ضربة ركنية.. بعدها استعاد الزمالك زمام المبادرة وسيطر تماما لكن ظل الترسانة على تماسكه الدفاعى وتنظيمه الهجومى.

وفى الدقيقة ٢٢ اضاع محمد عبدالواحد اسهل فرص الزمالك عندما انفرد بالمرمى لكنه سدد خارج المرمى.. ثم ينقذ احمد زغلول ليبرو الترسانة فريقه من هدف مؤكد وابعد الكرة من على خط المرمى اثر تسديده من محمد عبدالواحد رد عليها ابو تركيه بتسديده رائعة من ضربة حرة مباشرة اصطدمت بالعارضة.. بعدها سدد طارق السعيد قنبلة انقذها مصطفى فتحى نجم الشوط الثانى.

السعيد ينقذ الزمالك

واصل الزمالك ضغطه الهجومى مع دوران عقارب الساعة نحو النهاية واستبسل دفاع الترسانة وجاء الحصاد فى الدقيقة ٣٥ ومن احدى انطلاقات طارق السعيد محاولا المرور من حسين شكرى اصطدمت الكرة بيد الأخير وهو داخل المنطقة يحتسبها الحكم حسن على دون تردد ضربة جزاء تصدى لها طارق السعيد واحرز منها هدف التقدم للزمالك.. سدد الكرة فى الناحية اليسرى بينما اتجه الحارس للناحية اليمنى.

رفع الهدف من معنويات لاعبى الزمالك فاحكموا سيطرتهم، لكن ظل سوء الحظ ملازما مهاجميه خاصة جمال حمزة ومحمد عبدالواحد.. وقبل النهاية بدقائق قليلة دفع كابرال بتغييره الثانى واشرك اسامة نبيه بدلا من شيكابالا.. لكن الوقت لم يسعف نبيه لاستغلال الفرص لتنتهى المباراة بفوز الزمالك بهدف طارق السعيد الذى اجاد فى تقديم نفسه الى كابرال المدير الفنى.

من أجل إعداد جيد لمنتخبات الطائرة

زيارات متبادلة مع سوريا والجزائر ودورات ودية دولية مع روسيا وبولندا

انهى اتحاد الكرة الطائرة برئاسة د.عمرو علوانى رئيس الاتحادين المصرى والافريقى اتصالاته المكثفة مع مجموعة من الدول الأوروبية والعربية من أجل تبادل الزيارات لتوفير الإعداد الجيد للمنتخبات الوطنية التى تستعد للبطولات المحلية والخارجية.

تأتى زيارة المنتخب السورى للرجال من ١ إلى ٨ مارس القادم هى الأولى وذلك لأداء عدة مباريات ودية مع منتخب مصر للشباب تحت ١٩ سنة الذى يستعد لكأس العالم بايران من ٢٢ الى ٣١ اغسطس القادم بعدها يصل المنتخب السورى للسيدات الى القاهرة من ٩ إلى ١٦ مارس لأداء عدة مباريات مع نظيره المصرى الذى بدأ رحلة استعداده لبطولة الأمم الافريقية بكينيا من ٢ إلى ١٠ اغسطس.

وقال عمرو علوانى: لقد نجحنا فى الحصول على موافقات دول روسيا وبولندا وفرنسا لتبادل الزيارات الودية ويبقى فقط تحديد الموعد والمكان وهو ما ندرسه خلال الفترة الحالية لإقامة دورات ودية دولية مع هذه الدول.. وأشار عمرو علوانى الى انه يسعى جاهدا لنيل مصر شرف تنظيم بطولة الأمم الافريقية للرجال التى ستنطلق التصفيات المؤهلة لها من ١٤ إلى ١٩ مارس القادم.. مؤكدا ان تنظيم البطولة يشهد منافسة شديدة بين مصر وتونس والمغرب.. وأعرب رئيس الاتحاد المصرى عن رضاه لأداء منتخب السيدات مباريات ودية مع منتخب الجزائر خلال الفترة القادمة ردا على الفاكس الذى أرسله الاتحاد الجزائرى يطلب خلاله اللعب وديا مع مصر.



د. عمرو علوانى

ومن جانبه أكد جمال شيحة المشرف على المنتخبات الوطنية ان منتخب الناشئين تحت ١٧ سنة سيىء الحظ فى عدم الحصول على قسط كاف من الإعداد للمشاركة فى بطولة العالم بتايلاند من ٤ الى ١٢ يوليو القادم وهى الفترة التى سيسبقها خوض اللاعبين امتحانات نهاية العام والتى يسافرون بعدها مباشرة.

ايندهوفن يكتسح تسفوله بستة أهداف

سحق إيندهوفن فريق تسفوله ٦/صفر فى إطار منافسات دورى الدرجة الأولى الهولندى لكرة القدم.

استهل بان فينجور أهداف إيندهوفن فى الدقيقة الأولى من المباراة التى أقيمت أمس الأول وسجل ماتيا كيتسمان ثلاثة أهداف فى الدقائق الثالثة والتاسعة و٢٥. وسجل كل من مارك فان بومل وارين روبن هدفا فى الدقيقتين ١٢ و٥٩ على

فى دورة اجتماعات الـ٢٦ بالجامعة العربية

احتفالية باليوبيل الفضى لمجلس وزراء الشباب والرياضة العرب

كتبت فاطمة السيد:

تبدأ يوم ٢٥ فبراير الحالى وتستمر يومين الدورة رقم ٢٦ لاجتماعات مجلس وزراء الشباب والرياضية العرب وذلك بمقر جامعة الدول العربية يسبق الاجتماع اجتماعات اللجان الفنية المعاونة



الجلسة الافتتاحية لمجلس الوزراء العرب. مشيرا انه سيتم خلال الاحتفالية تكريم وزراء الشباب والرياضة العرب الذين شاركوا فى الاجتماع التأسيسى للمجلس سنة ١٩٧٨ بصنعاء باليمن إلى جانب رؤساء المكتب التنفيذى لمجلس وزراء الشباب والرياضة العرب منذ انشاء

فز على الترسانة المكافح

ى المالك وراء وقوف النتيجة عند الهدف « اليتيم »



جمال حمزة نجم الزمالك فى احدى محاولاته الهجومية على مرمى الترسانة «تصوير: عبدالهادى كامل»

المرض يداهم تايسون قبل لقاء إيتان
الدبابة البشرية يعانى من نزلة برد وآلام الظهر

قال متحدث باسم الملاكم الأمريكي مايك تايسون إن مباراة تايسون فى الوزن الثقيل أمام كليفورد إتيان ستقام فى موعدها بمطلع الأسبوع المقبل فى ممفيس بالرغم من المخاوف بسبب حالة الملاكم الصحية.

وأضاف فريد ستيرنبرج أن تايسون غاب عن ثلاث جلسات تدريبية الأسبوع الماضى بسبب إصابته بنزلة برد لكنه أشار إلى أن المسئولين عن الدعاية للمباراة طلبوا منه الاستعداد للسفر إلى ممفيس أمس.

ومضى يقول لـ لاس فيجاس: أبلغنى جارى ... المسئولين عن الدعاية للمباراة بإعداد الحقائب والاستعداد للسفر لمفيس.

واستطرد: لم أتحدث بشكل شخصى مع ... مدير أعمال تايسون إلا أنى أعلم أنه هنا مجتمع مع مايك.

وإذا انسحب تايسون «٣٦ عاما» فسيقضى ذلك على آماله بخوض مباراة فى يونيو أمام بطل العالم فى الوزن الثقيل البريطانى لينوكس لويس.

وقال أحد المديرين التنفيذيين بشبكة شو تايم التليفزيونية التى ستنقل مباراة تايسون وإتيان لصحيفة لاس فيجاس ريفيو جورنال فى عدد أمس الأول أن تايسون يعانى من نزلة برد.

وتفيد تقارير أيضا بأن الملاكم الذى رسم وشما كبيرا على الجانب الأيمن من وجهه الأسبوع الماضى يعانى أيضا من آلام فى الظهر.

وقال جاى لاركن المنتج التنفيذى بشو تايم عندما سألته صحيفة لاس فيجاس ريفيو جورنال عما إذا كانت المباراة قد تأجلت؟.. «ربما لاننا نسمع الكثير من الشائعات والروايات، علمت بأمر الوشم ولا أعلم ماذا يعنى ذلك كما سمعت بأمر نزلة البرد.. لا يمكننى أن أتخيل أن مايك تايسون يخشى لقاء كليف إتيان».

وقال ستيرنبرج إن مبيعات تذاكر المباراة وهى الأولى لتايسون منذ أن تغلب عليه لويس فى الجولة الثامنة من مباراتهما فى يونيو الماضى جيدة إذ بيع ما يقرب من عشرة آلاف تذكرة حتى الآن.

رشلة يتقدم إلى المركز لعاشر فى الدورى الأسبانى

فاز فريق برشلونة الذى يلعب فى دورى ـرجة الأولى الاسبانى لكرة القدم على ـسبانيا ٢/صفر ليهدئ مخاوف من ـوطه ـحقق أول انتصار مع مدربه جديد دومير انتيتش منذ تولى تدريب ريق بعد الهولندى لويس فان جال بعد لسلة نتائجه السيئة.. وتقدم برشلونة ـف فيليب كوكو بعد ٤٠ دقيقة من اللعب ـر الملم على ملعب اسبانيول. وبعد بدقيقتين فقط عزز برشلونة تقدمه بهدف جله لابيه زافى.. وتعادل برشلونة ٢/٢ ام اتلتيك بيلباو الاسبوع الماضى فى مباراة بعد تولى انتيتش تدريب الفريق. وبنتيجة المباراة أصبح لبرشلونة ٢٧ ـة جمعها من ٢٢ مباراة وانتقل من كز الخامس عشر إلى المركز العاشر تعدا بفارق خمس نقاط عن منطقة ـوط. أما اسبانيول فتراجع إلى المركز ـسع عشر برصيد ٢٢ نقطة.. وفى باقى ريات فاز فالنسيا على مالقة ٢/صفر ورتيفو كورونا على بلد الوليد ١/صفر.

إقالة

أعلن نجم التنس الهولندى ريتشارد كرايتشيك انه انفصل عن مدربه روهان جويتسكه الذى ارتبط به منذ فترة طويلة.

ويأتي الانفصال بين كرايتشيك بطل ويمبلدون الأسبق والمدرب جويتسكه بعد ما يزيد عن ١٢ عاما من العمل معا.

كأس

اطاح فريق اوكسير الذي يلعب في دوري الدرجة الاولي الفرنسي لكرة القدم بآمال فريق بورج بيرونا الذي يلعب في دوري الدرجة الرابعة وأخرجه من دور الستة عشر في بطولة كأس فرنسا بفوزه ٣/١ عليه.

وكان فريق بيرونا الذي وصل الي دور الثمانية في هذه البطولة عام ١٩٩٨ قد تقدم في بداية المباراة بهدف في الدقيقة ٢٥ عندما ادخل احد مدافعي أوكسير الكرة في مرمي فريقه بطريق الخطا.

لكن سرعان ما تعادل أوكسير في الدقيقة ٣٤ وانتهي الشوط الاول بالتعادل وفي الشوط الثاني سجل المهاجم بينجاني هدفا أوكسير في الدقيقة ٥٩ كما سجل جبريل سيسي هدف أوكسير الثالث في الدقيقة ٨٠.

إيقاف

اوقف الاتحاد الاسباني لكرة القدم كارلوس جوربيجي لاعب خط وسط نادي اتلتيك بيلباو بصفة مؤقتة بعد ثبوت تعاطيه مادة ناندرولون المدرة للبول والمحظورة رياضيا في بداية الموسم الحالي.. ونفي جوربيجي (٢٢ عاما) مرارا تناول اي عقاقير محظورة وقال اتليتيك بيلباو انه سيتقدم باستئناف ضد قرار الايقاف الذي سيستمر حتي يتم البت في القضية بشكل نهائي.

El Gomhoreya Newspaper, 17 February, 2003

Commercial International Bank (Egypt) S.A.E.

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office :21/23 Giza Street, Giza
Commercial Register: 69826 Giza

(Second Issue)

Re : Call for Convening Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt has the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom, to review the following agenda.

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.
(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.
(4) Approving the Dividend Account for the fiscal year of 2002.
(5) Approving the appointments that took place on the Board of Directors, since the last meeting of the Ordinary General Assembly.
(6) Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending on 31 December 2002 and determining their remuneration packages for the fiscal year 2003.
(7) Appointing the two Auditors, together with determining their fees for the fiscal year that shall end at 31 December 2003.
(8) Authorizing the Board of Directors to give donations during the fiscal year 2003.
(9) Advising the General Assembly with the annual remuneration package decided by the Board of Directors that shall be paid to the Managing Director and the Head and members of the Executive Committee, Higher Management Committee and the Audit Committee for the fiscal year 2003.

Kindly be advised with the following:

1. Every shareholder shall have the right to attend the meeting of the General Assembly, either in person or through another shareholder as a proxy, provided that such a proxy is not a

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Board member. The proxy shall be valid if in writing. No shareholder shall represent a number of votes exceeding 10% of the total shares of the capital and not exceeding 20% of the shares represented in the meeting, with the exception of corporate persons.

2. Those shareholders that shall attend the General Assembly shall provide a statement of the shares in their possession which are deposited at one of the Companies licensed to manage securities registers. This shall imply freezing the balances of the shares stipulated in the said statement for the purpose of attending the General Assembly, which shall be done at least three days prior to the convening of the General Assembly.

3. The shareholders may review – at the Financial Affairs Department during the official business hours of the Bank – the detailed statements and documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981, in accordance with the dates stipulated in the said Articles.

4. A notice for inviting the shareholders to attend the General Assembly has been sent by ordinary mail to their addresses as listed in the Bank records.

5. Any questions in relation to the subjects of the Agenda submitted to the General Assembly, must be submitted in writing to the Financial Affairs Department at the Head Office of the Bank, either by registered mail or by hand against receipt, with at least three days prior to the convening of the General Assembly. The discussions at the General Assembly shall be restricted only to the contents of the Agenda.

6. The Resolutions of the Ordinary General Assembly shall be adopted by an absolute majority of the number of the votes of the shares represented in the meeting.

7. In the event that the quorum required by law is not existing for the validity of convening the General Assembly for the first time, then the convening of the Ordinary General Assembly in the second meeting shall be at 12.00 noon of the same date and place, and shall be valid, whatever shall be the number of the shares represented therein.

8. The attendance of the Meeting shall be restricted to the shareholders only.

NB: The shareholders are requested to arrive at least one hour prior to the convening of the General Assembly to record their attendance, identity and proxies.

With the compliments of the Commercial International Bank (Egypt)

Amin Hisham Ezz El Arab
Chairman of the Board of Directors & Managing Director

{*Translator's comment: this document is stamped with a stamped seal reading "PAID"*}

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

البنك التجارى الدولى CIB

(مصر) ش.م.م

إخطار ثان

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى

رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى

المركز الرئيسى ٢١/٢٣ شارع الجيزة - الجيزة - سجل تجارى رقم ٦٩٨٢٦ الجيزة

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس إدارة البنك التجارى الدولى (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده فى الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣.

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين.

وذلك للنظر فى جدول الأعمال التالى:

١ - تقرير مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٢ - تقرير مراقبى الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى، وذلك عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٣ - التصديق على الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٤ - الموافقة على حساب توزيع الأرباح عن عام ٢٠٠٢.
٥ - إقرار التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر اجتماع للجمعية العامة العادية.
٦ - اخلاء طرف أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١ وتحديد مكافآتهم عن عام ٢٠٠٣.
٧ - تعيين مراقبى الحسابات وتحديد أتعابهما عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٨ - الترخيص لمجلس الإدارة بالتبرع خلال عام ٢٠٠٢.
٩ - إحاطة الجمعية بالمكافأة السنوية التى قررها مجلس الإدارة لرئيس وأعضاء لجنة المراجعة عن عام ٢٠٠٢.

ونرجو أن نوجه عناية سيادتكم إلى ما يلى:

أولاً: لكل مساهم الحق فى حضور اجتماع الجمعية العامة بطريق الأصالة أو إنابة مساهم آخر عنه من غير أعضاء مجلس الإدارة ويشترط لصحة الإنابة أن تكون ثابتة فى توكيل كتابى، وباستثناء الأشخاص الاعتباريين لا يكون لأى مساهم أن يمثل عن طريق الوكالة عدداً من الأصوات يجاوز ١٠٪ من مجموع الأسهم فى رأس المال وبما لا يجاوز ٢٠٪ من الأسهم الممثلة فى الإجتماع.

ثانيا: على السادة المساهمين الذين يرغبون فى حضور الجمعية العامة أن يقدموا كشف حساب للأسهم التى يحوزونها والمودعة لدى إحدى شركات إدارة سجلات الأوراق المالية متضمنا تجميد رصيد الأسهم الموضح بكشف الحساب لغرض حضور الجمعية، وذلك قبل إنعقاد الجمعية العامة بثلاثة أيام على الأقل.

ثالثا: يمكن للمساهمين الإطلاع على الكشوف التفصيلية والمستندات المشار اليها فى المواد ٢١٩/٢٢٠/٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ وفقا للمواعيد المقررة بالمواد المذكورة وذلك بإدارة الشئون المالية فى ساعات العمل الرسمية للبنك.

رابعا: تم إرسال إخطار الدعوة للاجتماع إلى المساهمين على عناوينهم الثابتة بسجلات البنك بطريق البريد العادى.

خامسا: أى اسئلة تتعلق بالموضوعات المعروضة على الجمعية العامة يتعين تقديمها كتابة إلى إدارة الشئون المالية بالمركز الرئيسى للبنك بالبريد المسجل أو باليد مقابل إيصال قبل تاريخ إنعقاد الجمعية العامة بثلاثة أيام على الأقل وتقتصر المناقشة فى الجمعية العامة حول ما ورد بجدول الأعمال فقط.

سادسا: تصدر قرارات الجمعية العامة العادية بالأغلبية المطلقة لعدد الأصوات المقررة للاسهم الممثلة فى الاجتماع.

سابعا: فى حالة عدم توافر النصاب القانونى لصحة اجتماع الجمعية العامة العادية الأول فسوف تنعقد الجمعية العامة العادية فى اجتماع ثان فى تمام الساعة الثانية عشر ظهر نفس اليوم وفى نفس المكان، ويكون الاجتماع الثانى صحيحا أيا كان عدد الأسهم الممثلة فيه.

ثامنا: حضور الاجتماع قاصر على المساهم دون اصطحاب مرافقين.

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة على الأقل لإثبات الحضور والشخصية والتوكيلات.

مع تحيات البنك التجارى الدولى (مصر).

أمين هشام عز العرب

رئيس مجلس الإدارة والعضو المنتدب

PAID

١٣٠٠ حـاج يغـادرون مينـاء ينبع.. اليـوم

ينبع - صلاح فضل:

تغادر ميناء ينبع السعودي اليوم العبارة وادى النيل وعلى متنها ١٣٠٠ حاج الفوج الأول لحجاج البر العائدين من الأراضي المقدسة بعد أداء فريضة الحج.. يصلون ميناء سفاجا بمحافظة البحر الأحمر غدا وبصحبتهم ٢٥ أتوبيسا سياحيا.

صرح عبدالله الزمعي مدير عام ميناء ينبع بأن العبارتين فخر السلام (١) والسلام ٩١ تغادران الميناء غدا وعلى متنهما ٣٢٠٠ حاج.. يكون في وداعهم عدد من المسئولين السعوديين إبراهيم سلطان محافظ ينبع واللواء حسن جمال الدين وكيل أول وزارة السياحة ورئيس بعثة الحج السياحية. في تصريح خاص لـ«الجمهورية».. أشار الزمعي مدير عام الميناء إلى أن ميناء ينبع من أقدم وأهم موانيء المملكة وبدعم من حكومة خادم الحرمين الشريفين قامت المؤسسة العامة للموانيء العامة بتنفيذ عدة مشاريع تطويرية.. فهو مزود حاليا بكافة التجهيزات الحديثة منها صالة الحجاج والركاب الذين يفدون إلى المملكة بحرا وبه ٩ أرصفة منها رصيف واحد للركاب و٨ أرصفة للبضائع كما تضم صالة الجوازات ١٨ نقطة جوازات للقدوم والمغادرة علاوة على كافة الأجهزة الحكومية داخل الميناء تعمل على إنهاء إجراءات وصول ومغادرة الركاب. وأشار إلى أن الميناء يعمل في أي وقت ومن خلال «الجمهورية» نطالب شركات النقل البحرى بتفعيل وتنشيط هذا الخط الملاحي من ينبع إلى سفاجا.. خاصة أن كافة الأجهزة السعودية على استعداد تام لاستقبال وتوديع الركاب على مدار ٢٤ ساعة يوميا.

علمت الجمهورية من مدير عام الميناء أنه من المتوقع مع نهاية العام الحالي ٢٠٠٣ افتتاح الطريق السريع الذى يربط ينبع بالمدينة المنورة وجدة ومكة المكرمة ويتميز الطريق بأنه مزدوج ويتكون من ١٠ مسارات مروية

تحقيقات

كشف الحجاج العائدون من الأراضي المقدسة عن وقائع جديدة تؤكد غياب البعثة الرسمية وتقصيرها في أداء المهام المنوطة بها.. المشكلات التي تعرض لها ضيوف الرحمن تنوعت بين التكدس في الاقامة حتى ان الغرفة الواحدة كان بها أكثر من سبعة أفراد، ومواجهات حادة مع المطوفين وسيارات الانتقال بين المشاعر المقدسة الى جانب المعاناة مع أفراد البعثة الطبية.

«الجمهورية» رصدت الصورة مع العائدين في مطارى القاهرة وبرج العرب بالاسكندرية..



الحاج الكبير يحمل الحاج الصغير.. وفرحة بالعودة في مطار القاهرة

العائدون من الحج «لـ الجمهورية»

البعثة الرسمية غائبة.. وهذه هى الأدلة

المطوفـــون «دوخـونا» فى منـى وعـرفات!!

في صالة الوصول بمطار القاهرة وقف المستشار حسونة توفيق نائب رئيس مجلس الدولة من حجاج قرعة القاهرة قال بنبرة حادة استطيع ان أؤكد ان أداء البعثة الرسمية والبعثات النوعية كان على درجة عالية من السوء والاهمال فلا تواجد لهم بالمشاعر المقدسة واتفاقهم مع مطوف أرهق الحجاج حيث لا يمتلك العدد الكافي من الأتوبيسات لنقل الحجاج الى المشاعر المقدسة مما أدى الى الانتظار لساعات طويلة في انتظار الأتوبيسات التى كانت تعمل أكثر من دور وفي بعض الأحيان اضطر الحجاج الى السير على الأقدام لمسافات طويلة حرصا على أداء المناسك عندما تطول ساعات الانتظار.

قال ان المطوف رفض ان نبيت بالمزدلفة وهو ركن واجب في الحج وأصر على نقلنا أو ترك من يريد المبيت وكان الحجاج يهرعون وراء الأتوبيسات في شكل غير حضارى بالمرة. أشار المستشار حسونة الى مشكلة الاسكان حيث كان يتم تسكين ٥ أفراد وأحيانا سبعة في غرفة صغيرة لا تتجاوز مساحتها ٤ أمتار.

إهمال المطوفين

●● المهندس أسامة عبدالحكيم مهندس بالهيئة العربية للتصنيع وأحد حجاج القرعة قال: ان أماكن الاقامة كانت جيدة ولكن المشكلة تمثلت في التنقلات وعدم الالتزام بمواعيد ثابتة ودائما كان يحدث تأخير قد يصل في بعض [illegible]

معقول: ٧ فى غـرفة واحـدة مسـاحتها ٤ أمتـار!

بالطائرة واضطررنا للانتظار بالمطار في السعودية للسفر على طائرة أخرى وقال اننا اضطررنا يوم النزول من عرفة للصعود على أسطح الأتوبيسات للنزول الى منى وذلك لعدم كفاية الأتوبيسات التي وفرها المطوف.

سيرا على الأقدام

●● قالت الحاجة هيام عبدالوهاب ربة منزل من حجاج قرعة القاهرة: أنه بسبب عدم الاهتمام بالحجاج المصريين من جانب البعثة الرسمية وعدم وجود المطوف كان بعض الحجاج قد ضلوا طريقهم كما قام عدد آخر منهم بالسير على الأقدام من عرفات الى منى.

● الحاجة ميرفت أحمد محمد من حجاج قرعة القاهرة قالت: لم يكن هناك مشاكل تذكر وشيء طبيعي مع الأعداد الكبيرة من الحجاج أن يحدث زحام وتكدس ولكنني لم أر أحدا من أعضاء البعثات المصرية.

[illegible]

هناك اتصال بين البعثة المصرية والسلطات السعودية ولم نلاحظ أحدا من أعضاء البعثة الذين فضلوا عدم الخروج من المخيمات المكيفة. أضاف لا يمكن ان نغفل دور عدد من الضباط المصريين الذين كانوا على مستوى المسئولية ولكنها للأسف كانت أعمالا فردية. أكد ان السبب الرئيسي هو عدم التنظيم واختيار عناصر على مستوى المسئولية لمتابعة المصريين والتنسيق بين البعثات النوعية. قال: أتمنى أن التقرير الذى ستقدمه البعثة المصرية أن يكون تقريرا واقعيا. كان مطار القاهرة الدولى قد استقبل أمس ١٦ رحلة طيران أساسية واضافية نقلت ٣٥٠٠ حاج من حجاج قرعة القاهرة والسياحة كما نظمت مصر للطيران رحلتين الى مطار أسيوط ورحلتين الى مطار الاسكندرية نقلت حجاج قرعة محافظات الاسكندرية ومرسى مطروح وأسيوط. وصرح رشاد رفاعي مدير عام المحطات بشركة مصر للطيران بان المؤسسة تنظم اليوم ٢٠ رحلة طيران من بينها رحلتين الى مطار الأقصر ورحلة بمطار الغردقة ورحلة بمطار الاسكندرية و١٦ رحلة بمطار القاهرة. تصل مساء اليوم بعثة الحج الرسمية برئاسة الدكتور حسن خضر وزير التموين. ومن ناحية أخرى تقدم سلطات مطار القاهرة الدولي كافة التسهيلات لحجاج بيت الله الحرام في صالة «٢» تحت اشراف اللواء [illegible] مطار القاهرة [illegible]

تحقيق:
عادل مصطفى
مجدى زعتر

العلم والحياة

القمة العربية لمواجهة الطوفان

ماذا حدث فى الدنيا..؟

أقوى دولة فى العالم.. وأكثر دول الأرض زعما بالتقدم والتطور.. وأغنى دولة بالعلم والعلماء بغض النظر عن أن أكثر من ٧٠٪ من العلماء متأمركون.. المهم أنهم ضمن رصيد أمريكا العلمى.. هذه الدولة لا تستحى أن تستخدم الدجل العلمى.. وتهبط برسالة العلماء إلى خداع الحواة ومنطق الساعى بروفسور الثلاث ورقات..؟!

نعم السيد باول وزير خارجية القطب الأوحد.. أقصد أمريكا.. لم يتردد أو يتلعثم وهو يستعرض عضلات أمريكا الفضائية الكاذبة على مجلس الأمن يوم خمسة الجارى.. ويقدم براهين مضحكة من فبركة المخابرات المركزية.. ومن لغو الكلام الفاضى على أنها دلائل وبراهين على خرق العراق لقرار الأمم المتحدة ١٤٤١..

لا أدرى مـــا هو الوصف الذى ينطبق على استخفاف باول ومن قبله شينى نائب الرئيس وكوندا التى تقمصت عباءة المتصرف فى شئون الشرق الأوسط حاضره ومستقبله.. أرضه وسماواته.. أعدائه وجيرانه..؟

إن ما فعله وزير الخارجية الأمريكى كولين باول.. يذكر بما كان يفعله المستعمرون البريطانيون.. مع سكان أفريقيا البدائيين.. وهم يتقدمون لاستعمارهم.كما جاء فى الرواية الانجليزية «كنوز الملك سليمان».. كان المستعمر الأبيض.. يضع طقم أسنانه فى فمه.. ثم يخلعه.. أو يضع النظارة النصفية - المونوكل - فوق إحدى عينيه ثم ينزعها.. هكذا كان يمثل الرجل الأبيض دور الساحر لسكان الجزر والسواحل الأفريقية.. للابهار والاستيلاء على عقولهم.. لم يختلف السيد باول كثيراً عنهم.. وهو يقوم بتمثيلية سانجة مستخدما براهين سانجة مضحكة لا أساس لها من الصحة.. يريد أن يبهر بها أعضاء مجلس الأمن ومن ورائه العالم كله فى القرن الحادى والعشرين.. ولم يحسب حسابا لأنه فوق كل علم عليم..

إن تشبث أمريكا بقرار الحرب.. سوف يجعل أمريكا تفقد كل يوم مزيداً من مصداقيتها.. ليس فقط بين شعوب العالم كله.. الذين أعلنوا معارضتهم لذلك القرار الغاشم.. حتى الشعب الأمريكى نفسه.. أكثر من ٥٦٪ من استفتاء الشعب الأمريكى يرفض بشدة حرب العراق.

فما هو سر هذا التشبث الأمريكى بضرورة ضرب العراق.. وضرورة أن تتربع أمريكا فوق أرض العراق بعد غزوها.. وطبعاً السيطرة على بترولها.. بل وتقسيم أرضها.. وتمزيق أوصالها.. ووضع اليد على ثرواتها.. وتشريد حكامها.. وسحق الشرفاء من أبنائها.. واحتضان العملاء والمعارضين لتدمير شعب ما بين النهرين.. والقضاء على حضارة.. سجلها التاريخ كأول من عرف القانون.. قانون حامورابى.. وأول من سجل الكتابة فوق ألواح من الطمى.. ومن أول من عرف الزراعة على مياه المطر.

ان الرئيس حسنى مبارك.. عندما يدعو إلى قمة عربية عاجلة.. لقضية العراق ثم قضية فلسطين.. إنما يفعل من منطلق الخطورة الرهيبة لما يحدث من اندفاع وتهور أمريكى.. غير عابئ بالشرعية الدولية.. أو القوانين الانسانية.. أو الحقوق السياسية العسكرية.. ليس لأمريكا وحدها ولكن لكل دولة بما فى ذلك العراق..

الرئيس مبارك لم يتوقف لحظة واحدة عن بذل الجهد.. ولكن العمل العربى.. الموحد مطلوب الآن كما لم يكن فى أى وقت مضى.. لابد من الوقوف بقوة أمام ذلك العمل غير المسئول دولياً ولا شرعيا ولا تاريخيا.. ولا حتى استعماريا له سابقة فى القرن العشرين.. فما بالك به فى القرن الحادى والعشرين..

التربية النوعية بالقاهرة تستضيف:

المؤتمر الأول حول «التعليم النوعى وتحديث المجتمع»

كتب ـ جمال حمزة:

يفتتح اليوم المؤتمر الأول لكلية التربية النوعية بجامعة القاهرة والذى يقام تحت رعاية د.مفيد شهاب وزير التعليم العالى ود.نجيب جوهر رئيس الجامعة بعنوان «التعليم النوعى وتحديث المجتمع».. ويستمر ٣ أيام. قال د.على المليجى عميد الكلية إن المؤتمر سوف يستضيف د.أحمد فتحى سرور رئيس مجلس الشعب ومؤسس كليات التربية النوعية بمصر. يتناول المؤتمر ثلاثة اتجاهات تدور حول المحاضرات العامة التى تستضيف احداها د.نبيل ابراهيم نائب رئيس جامعة سان جوزيه.. والبحوث الاكاديمية والتطبيقية.. وورش العمل المؤكدة على تحديث المجتمع.. ويقام على هامش المؤتمر مجموعة من المعارض الفنية والحفلات الموسيقية.

دعـــوة

ة الألسن بجامعة عين
م - الاثنين - ندوة عن أهم
تش اكبر شعراء بولندا
ـا للمستشرقة بوناقروتكا
بالقاهرة. كما يفتتح على
ة معرض عن الشاعر
ن الحضارة البولندية. كما
ـلاب جامعة الازهر اليوم
ندوة علمية حول
البشرى ورأى الشريعة
ـيه
وقد
ـاشم

عقول تتفتح

بهاء الدين أمام ممثلى ١٦٠٠ جمعية أهلية:

ـكة فى دعم التعليم.. واجب وطنى

ـسيد جاد:

ـسين كامل بهاء الدين وزير التربية والتعليم فى ـرش العمل التمهيدية للمؤتمر القومى الاول ـت غير الحكومية العاملة فى مجال التعليم المقرر ـام الحالى.. ان دور المشاركة المجتمعية مهم فى ـليم باعتبار ذلك واجباً وطنياً انسانياً تنويرياً.

ـن الجمعيات الاهلية ـاسيا فى النهوض ـة فى الدول المتقدمة. ـور الجمعيات الاهلية ـثقافة المجتمع ونظرته ـتطوير وتعبئة الرأى ـة المجتمعية لدعم اى ـا انه لن يكون هناك ـشاركة الرأى العام ـتطوير يحتاج الى الدعم ـمن كافة القوى ـونها يصبح مجهود ـية قليل الاثر. ـضرورة مشاركة كل ـية مثل مجالس الاباء والامناء واهل الفكر والاعـــلام والمثقفين وقادة الرأى ورجال الدين فى دعم العملية التعليمية.

اكـد ان الدولة دعمت وقدمت التمويل اللازم للتعليم بصورة لم يسبق مثلها فى التاريخ الا اننا وصلنا الى مرحلة لن تكون الزيادة فى التمويل بنفس الحجم ولاتتناسب مع طموحاتنا ومن هنا فاننا نرى ان المجتمع المدنى والجمعيات غير الحكومية طاقة غير مستغلة على الوجه الاكمل حتى الان رغم مالديها من رصيد ضخم جدا من الجهد البشرى والفكر المستنير والرغبة المخلصة فى العمل التطوعى وتجارب حقيقية على ارض الواقع وكل هذه مقومات يمكن ان تدفع مسيرة التعليم الى الامام.

اشار الى ان الجمعيات الاهلية منوط بها دور هام فى تحقيق ما تم الاتفاق عليه فى المؤتمر الثامن للحزب الوطنى فى وضع معايير قومية للتعليم حتى يكون تطويره باسلوب علمى وليس عشوائيا



حسين كامل بهاء الدين

شهاب والصعيدى فى افتتاح متحف الفنون التطبيقية:

ـ «توثيق» للحياة الفنية والتطبيقية بمصر

عبداللطيف ومجدى طنطاوى:

ـمفيد شهاب وزير التعليم العالى والدولة ـعلى الصعيدى وزير الصناعة والتنمية ـتحف كلية الفنون التطبيقية ومعرض ـ بحضور رئيس جامعة حلوان وعمداء الاساتذة والخبراء.

ـد شهاب وزير التعليم العالى بأن هذا ـضم أكثر من ٥ آلاف قطعة فنية من ـعمدائها وأساتذتها منذ انشائها عام ـ يضم أعمالاً زخرفية ومعدنية وزجاجية ـقمشة وسجاد لمصريين وأجانب بشكل ـية والفن التطبيقى فى مصر ويؤكد على ـ تقوم به كلية الفنون التطبيقية فى الربط ـبيقات العملية منها فى المجالات المختلفة.

ـصعيدى وزير الصناعة بأهمية دور كلية التطبيقات الصناعية.. وأشار إلى انشاء وزارة الصناعة لمركز تكنولوجيا الصناعات التقليدية بمدينة الفسطاط للحفاظ على مجالات الصناعة وتأهيل العاملين فيها وتزويدهم بالمعارف والتقنيات المناسبة لهذا القطاع الحيوى من الصناعة.

أضاف د.عمرو سلامة رئيس الجامعة ان المتحف سيفيد الطلاب والاساتذة بالكلية لارتفاع مستواه الفنى وتنوعه فهو يضم أعمالاً من الفن المصرى القديم والعصر اليونانى والرومانى والقبطى والإسلامى.. بالاضافة لقطع اوروبية ترجع للقرون الـ ١٦و١٧ و١٨ و١٩ وقطع صينية غاية فى الروعة ترجع للعصر الامبراطورى المتأخر.

قدم د.عادل الحفناوى عميد الكلية عرضاً شاملاً لمكونات المتحف الجديد والذى تم انشاؤه بواسطة جهود وخبرات أساتذة الكلية.. وأشار إلى قيام الكلية بتنفيذ العديد من المشروعات الانتاجية التطبيقية مع عدد من الشركات والهيئات الخدمية والانتاجية بالقاهرة

KPMG Hazem Hassan
Public Accountants & Consultants

Allied for Accounting & Auditing E&Y
Public Accountants & Consultants

03 DEC 30 AM 7:21

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Commercial International Bank (Egypt)

We have audited the accompanying Balance Sheet of Commercial International Bank – (Egypt) S.A.E as of December 31, 2002 and the related statements of income and cash flows for the financial year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standard and in the light of provisions of applicable Egyptian Laws and regulations. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statements presentation. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above together with the notes attached thereto present fairly, in all material respects, the financial position of Commercial International Bank (Egypt) S.A.E. as of December 31, 2002, and the results of its operation and its cash flows for the Financial year then ended, in accordance with Egyptian Accounting Standards in compliance with applicable Egyptian laws and regulations.

The Bank Keeps proper accounting records which include all that is required by Law and the statutes of the Bank, and the accompanying financial statements are in agreement therewith.
According to the information and explanations given to us, no contravention of the Law No. 163 of 1957 and the amendments thereof, occurred during the financial year.

The financial information contained in the Board of Directors' report prepared in conformity with Law No. 159 of 1981 and its executive regulation are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan
Hazem Hassan
KPMG Hazem Hassan
Public Accountants & Consultants

Emad Ragheb
Allied for Accounting & Auditing E & Y
Public Accountants & Consultants

Cairo, Juanuary 28, 2003

Commercial International Bank (Egypt)S.A.E.
Balance Sheet as of
Dec. 31, 2002

	Note No.	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,050,646,687	1,829,541,631
- Due From Banks	(5)	2,900,663,453	2,347,924,596
- Treasury Bills	(6)	1,321,619,578	808,178,893
- Trading Investments	(7)	92,364,162	103,356,329
- Available for sale investments	(8)	1,874,050,279	1,807,995,297
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(9&10)	10,918,716,694	11,107,163,882
- Held to maturity Investments	(11)	215,000	215,000
- Investments in subsidiary and associated companies	(12)	45,500,000	35,500,000
- Debit Balances & Other Assets	(14)	339,711,728	377,984,790
- Fixed Assets (Net)	(15)	215,177,023	183,625,907
Total Assets		19,758,664,604	18,601,486,325
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(16)	327,970,558	285,116,282
- Customer Deposits	(17)	15,814,751,792	13,993,784,611
- Credit Balances & Other Liabilities	(18)	322,128,872	407,086,023
- Dividends & Profit Sharing		-	289,952,260
- Medium Term Bonds	(19)	300,000,000	600,000,000
- Long Term Loans	(20)	325,995,181	768,040,761
- Other Provisions	(21)	711,601,443	682,175,780
Total Liabilities		17,802,447,846	17,026,155,717
Shareholders' Equity			
- Issued & Paid - in Capital		650,000,000	650,000,000
- Reserves		925,330,608	925,330,608
Total Shareholders' Equity	(22)	1,575,330,608	1,575,330,608
Net profit of the year		380,886,150	-
Total Shareholders' Equity & net profit		1,956,216,758	1,575,330,608
Total Liabilities & Shareholders' Equity		19,758,664,604	18,601,486,325
Contra Accounts			
- Contra Accounts	(23)	4,541,025,450	4,998,731,497

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Statement Of Income as of
Dec. 31, 2002

	Note No.	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Interest Received from Clients & Banks		1,194,845,580	1,174,450,276
- Interest Received from Treasury Bills & Bonds		195,688,645	188,971,951
Deduct			
- Interest Paid to Clients & Banks		(883,357,254)	(925,337,228)
Net Interest Income		**507,176,971**	**438,084,999**
- Banking Fees & Commissions		252,177,985	214,265,582
- Shares Dividends		11,461,879	11,647,406
- Foreign Exchange Income	(25)	60,034,917	161,812,403
- Profits From Selling Investment		17,838,672	29,708,491
- Trading investment evaluation		15,089,665	0
- Other Income		67,092,618	37,525,325
Total Fee Income		**423,695,736**	**454,959,207**
Net Operating Income		**930,872,707**	**893,044,206**
Deduct			
- Provisions		(282,444,894)	(276,334,948)
- Other investment evaluation	(24)	(36,021,333)	0
- General & Administrative Expenses & Depreciation		(203,615,713)	(189,455,321)
- Other Expenses		(27,904,617)	(25,646,849)
		(549,986,557)	(491,437,118)
Net operating income		**380,886,150**	**401,607,088**
- Non_operating income		0	151,698
Net Profit		**380,886,150**	**401,758,786**
Earning per share	(26)	5.19	5.47

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Cash flow statement as of
Dec. 31, 2002

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Cash Flow From Operating Activities		
- Net Income before Tax	380,886,150	401,758,786
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	34,211,993	24,713,945
- Provisions (Addition during the period)	282,444,894	276,334,948
- Trading investment evaluation	(15,089,664)	-
- Other investments evaluation	36,021,333	-
- Utilization Of Provision (except provision for doubtful debts)	(10,660,185)	(21,493,651)
- Difference in revaluation of FCY Provision Balances	731,732	22,694,341
- gains From Selling Fixed Assets	-	(151,698)
- profit From Selling Investments	(17,838,672)	(24,125,077)
- Paid Income Tax	(15,000,000)	-
- Diff. In Revaluation of Long Term Loans	4,459,754	185,375,190
Operating Profit Before Changes in Operating Assets & Liabilities	**680,167,335**	**865,106,784**
Net Decrease (Increase) in Assets		
- Due From Banks	(505,357,462)	(387,066,398)
- Treasury Bills Over Three Months	(289,819,679)	(420,570,988)
- Trading Investments	24,855,812	(23,117,631)
- Available for sale investments	(80,543,724)	(291,606,359)
- Loans & Overdrafts	(109,291,337)	(1,004,776,575)
- Debit Balances & Other Assets	123,287,684	(174,695,760)
Net Increase (Decrease) In Liabilities		
- Due to Banks	42,854,276	108,173,096
- Customer Deposits	1,820,967,181	2,618,634,216
- Credit Balances & Other Liabilities	(84,957,151)	(308,336,290)
Net Cash Provided from Operating Activities	**1,622,162,935**	**981,744,095**

Commercial International Bank (Egypt) S.A.E.
Cash flow statement as of
Dec. 31, 2002

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Cash Flow From Investment Activities		
- Purchases Of subsidiaries companies	(8,000,000)	(14,000,000)
- Prepaid for Fixed Assets , premises and Fitting- out of Branches	(85,597,883)	(45,081,073)
- Proceeds amount From Selling Fixed assets	-	151,698
Net Cash (Used in) Investment Activities	**(93,597,883)**	**(58,929,375)**
Cash Flow From Financing Activities		
- Decrease in CIB Bonds	(300,000,000)	-
- Decrease in Long - Term Loans	(446,505,335)	(814,205,104)
- Dividends Paid	(289,952,260)	(288,024,265)
Net Cash (Used in) Financing Activities	**(1,036,457,595)**	**(1,102,229,369)**
Net Increase in cash & cash equivalent	492,107,457	(179,414,649)
- Beginning Balance of cash & cash equivalent	2,043,509,011	2,222,923,660
- **Cash & Cash Equivalent Balance At the End of the year**	**2,535,616,468**	**2,043,509,011**
Cash & Cash Equivalent are Represented as Follows		
- Cash and Due from Central Bank	2,050,646,687	1,829,541,631
- Due from Banks	2,900,663,453	2,347,924,596
- Treasury Bills	1,321,619,578	808,178,893
- Due to Banks	(2,837,620,147)	(2,332,262,685)
- Treasury Bills More than Three Months	(899,693,103)	(609,873,424)
Total Cash & Cash Equivalent	**2,535,616,468**	**2,043,509,011**

Commercial International Bank (Egypt) S.A.E
Statement of changes in Shareholders' equity
As of Dec. 31, 2002

2001	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	288,631,627	362,182,552	162,709,903	-	1,463,524,082
- Net Profits	-	-	-	-	401,758,786	401,758,786
- Transfer to Reserves	-	20,087,939	91,718,587	-	(111,806,526)	-
- Distributed Profits	-	-	-	-	(289,952,260)	(289,952,260)
Balance At The End Of The Year	**650,000,000**	**308,719,566**	**453,901,139**	**162,709,903**	**-**	**1,575,330,608**

2002	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	1,575,330,608
- Net Profits	-	-	-	-	380,886,150	380,886,150
Balance At The End Of The Year	**650,000,000**	**308,719,566**	**453,901,139**	**162,709,903**	**380,886,150**	**1,956,216,758**

Commercial International Bank (Egypt)
Recommended Appropriation Account For 2002

	2002	2001
- Net Profit	380,886,150	401,758,786
Profit Available For Distribution	380,886,150	401,758,786
To Be Distributed As Follows :-		
- Legal Reserve	16,280,434	20,087,939
- First Dividends Share to Shareholders	32,500,000	32,500,000
- Staff Profit Sharing	37,088,615	40,175,878
- CIB Staff Housing & Construction Cooperative Association	1,000,000	-----
- Board Members Bonus	5,713,292	6,026,382
- Second Dividends Share to Shareholders	162,500,000	211,250,000
- General Reserve	125,803,809	91,718,587
Total	380,886,150	401,758,786

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
As of December 31, 2002

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and thirty-seven branches, in addition to forty four units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Bank has adopted a new policy classifying and evaluating Financial Investment aiming to apply IAS No. (39) for "Maesuring & Recognition of Financial Investments" .

The Financial Investments are now classified into four categories which are :-

- Investments for Trading
- Investments Available for sale
- Investments held to maturity
- Investments in subsidiaries & Associated Companies .

The evaluation of these categories are explained in items E to H shown hereunder . This re-classification is used in lieu of previously classifying investments into Trading Investments – revalued at cost of Market / Calculated value whichever is less and Non – Trading (long Term) Investment revalued at cost .

The new classification of Financial Investments has resulted in the investments value decreased by LE 20,931,668 as recorded in the income statement , after using the provision for Investments balance of LE 11,091,662 as of December 31,2001 which was increased by LE 6,000,000 during the year 2002 .

B) **Transactions in Foreign Currencies**

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the year are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of year , generated gain and losses are recorded in the income statement .

- Forward contracts are evaluated at the end of the financial year at its fair value on this date using the forward rates for the remaining periods till maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contra accounts . The difference between the two parts of the contract is recorded in other assets or other liabilities as unrealized gain /loss on the date of commitment . The said difference is amortized by debiting/ crediting the " Foreign Exchange Income" in income statement in addition to the gain /loss generated from the contracts.

- Premium paid for foreign currencies option contracts is recorded in the balance sheet under " Debit Balances & Other Assets " such premium is settled in income statement according to the evaluation of these contract at fair value. The option contracts premium paid & received is recorded in the balance sheet under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) **Realization of Income**

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) **Treasury Bills**

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Balance Sheet statement .

E) **Evaluation of Trading Investments**

- Trading investments including portfolios managed by other party are evaluated at the end of the financial year at its fair market value and the evaluation difference is recorded in income statement .
- Trading investments not satisfying the trading investment classification condition are evaluated at their book value such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in income statement .

F) **Evaluation of Available for Sale Investments**

Available for Sale Investment are revalued at the lower of cost or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to income statement for previous financial periods .

G) **Evaluation of Held to Maturity Investments**

Bonds purchased from the primary market are evaluated at cost which representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower the nominal value and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of down fall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to increase for previous faired periods.

The book value of foreign currency bonds is amended by the difference resulted from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date, such differences are recorded in foreign exchange income in income statement .

H) **Investments in Subsidiaries and Associated Companies**

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in income statement, In case of the fair value increased such increase will be added to the same category in the income statement within the limit of the amounts previously charged

I) **Assets Acquired for settlement of Debits**

These Assets are recorded in the balance sheet under " debit balances & Other Assets " at cost and in case of decrease of the fair value of these assets at the balance sheet date the difference is charged to the income statement and the increase of the fair value should be credit to income statement within the limit of amounts charged in previous financial periods .

J) **Provision for Doubtful Debts and Contra Accounts**

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off, in addition to take all the necessary legal action required, a continues follow up is performed for the recovery of all or part of the written off amounts.

K) **Contra Accounts**

Contra Accounts include transactions in which the Bank is involved as a third party and forward foreign exchange contracts. Such transactions do not represent actual bank's assets or liabilities at the Financial statement date.

L) **Cash & Cash Equivalent**

In the Statement of Cash Flow, Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

M) **Depreciation and Amortization**

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

N) **Income Tax**

The Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) **Financial Instruments and their risk management**

(3/1) **Financial Instruments**

A) The bank's financial Instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers. The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) **Financial Instruments Fair Value**

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the financial statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date.

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- Term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (28&27) of the notes to the financial statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the year.

B) **Credit risk**

Loans to customers, due from banks, and rights and obligations from others are financial assets exposed to credit risk which is represented in these parties inability to repay a part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.
- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (30) discloses the distribution of loans portfolio over various sectors.

C) <u>Foreign Currency Risk</u>

The bank's activity nature requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Cash & Cash Items	379,554,422	357,029,739
- Reserve Balance with CBE	1,671,092,265	1,472,511,892
Total Cash & Due From Central Bank	**2,050,646,687**	**1,829,541,631**

5- Due from Other Banks

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
(A) **Central Bank**		
- Time Deposits	325,331,260	578,671,389
Total Due from central bank	**325,331,260**	**578,671,389**
(B) **Local Banks**		
- Current Accounts	5,136,346	4,470,301
- Time Deposits	900,120,070	775,895,721
Total Due from Local Banks	**905,256,416**	**780,366,022**
(C) **Foreign Banks**		
- Current Accounts	57,906,959	11,191,610
- Time Deposits	1,612,168,818	977,695,575
Total Due From Foreign Banks	**1,670,075,777**	**988,887,185**
Total Due From Other Banks	**2,900,663,453**	**2,347,924,596**

6- Treasury Bills

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- 91 Days Maturity	425,000,000	200,000,000
- 182 Days Maturity	920,000,000	620,000,000
Total Treasury Bills	**1,345,000,000**	**820,000,000**
- Issuance Discount	(23,380,422)	(11,821,107)
Net Treasury Bills	**1,321,619,578**	**808,178,893**

7- Trading Investments

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Portfolio Managed By other parties	92,364,162	103,356,329
Total Trading Investments	**92,364,162**	**103,356,329**

The Trading Investments are represented as follows :-

- Investments Quoted on Stock Exchange	92,364,162	103,356,329
- Investments Un-quoted on Stock Exchange	-	-
	92,364,162	**103,356,329**

8- Available for sale investments

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
(A) *Shares Investments*		
- Bank's Shares	7,753,417	8,610,740
- Corporate Shares	460,969,359	370,272,263
(B) *Bond Investments*		
- Governmental Bonds	661,349,577	860,063,077
- Bank's Bonds	129,243,526	122,012,062
- Corporate Bonds	614,734,400	447,037,155
	1,874,050,279	**1,807,995,297**

Available for sale investments are represented as follows :-

- Investments Quoted on Stock Exchange	1,413,797,293	1,256,189,484
- Investments Un-quoted on Stock Exchange	460,252,986	551,805,813
	1,874,050,279	**1,807,995,297**

- The market Value of Available for sale Investments listed on the Capital Market is LE 1,524,660,638 as of Dec., 31,2002 against LE 1,372,120,663 as of December 31,2001

- Available for sale investments item including USD 32MM value Dec ,31 2002 has been lend to UBS Warburg and Maturing at May ,27 2003 .

9- Loans and Overdrafts

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Discounted Bills	205,928,599	147,409,060
- Loans & Overdrafts to Customer	10,805,963,751	11,258,351,982
- Loans to Banks	404,539,051	281,929,340
	11,416,431,401	11,687,690,382
- Unearned Bills discount	(6,136,668)	-
- Provision For Doubtful Debts	(454,285,611)	(521,020,704)
- Unearned Interest	(37,292,428)	(59,505,796)
	-	-
Net Loans & Overdrafts	**10,918,716,694**	**11,107,163,882**

10- Provision For Doubtful Debts

	Dec. 31, 2002			Dec. 31, 2001		
	Specific Risk LE	General Risk LE	Total LE	Specific Risk LE	General Risk LE	Total LE
- Balance at beginning of the year	284,754,000	236,266,704	521,020,704	187,327,000	325,643,340	512,970,340
- Addition during the year	181,419,691	51,138,989	232,558,680	187,021,981	23,596,373	210,618,354
- Recovery From Loan Loss	19,347,051	-	19,347,051	4,000	-	4,000
- Transferred from general to specific	-	-	-	161,934,934	(161,934,934)	-
- Foreign currency revaluation diff.	-	1,792,180	1,792,180	-	48,961,925	48,961,925
	485,520,742	**289,197,873**	**774,718,615**	**536,287,915**	**236,266,704**	**772,554,619**
- Usage during the year	(320,433,004)	-	**(320,433,004)**	(251,533,915)	-	**(251,533,915)**
Balance at the end of the year	**165,087,738**	**289,197,873**	**454,285,611**	**284,754,000**	**236,266,704**	**521,020,704**

-11 Held to maturity Investments

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Housing Bonds (maturity 2019)	215,000	215,000

The held to maturity Investments are represented as follows :-

- Investments Quoted on Stock Exchange	-	-
- Investments Un-quoted on Stock Exchange	215,000	215,000
	215,000	215,000

12- Investments in subsidiary companies

	Dec. 31, 2002		Dec. 31, 2001	
	LE	%	LE	%
- Commercial International Brokerage co.	10,000,000	%40	8,500,000	%40
- Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
- Commercial International Portfolio management	-	-	1,500,000	%40
- Commercial International life insurance co.	24,000,000	%40	24,000,000	%40
- Contact for Car Trading	10,000,000	%40	-	-
	45,500,000		35,500,000	

The Investments in subsidiary companies are represented as follows :-

- Investments Quoted on Stock Exchange	10,000,000	8,500,000
- Investments Un-quoted on Stock Exchange	35,500,000	27,000,000
	45,500,000	35,500,000

- The Market value of The investment in subsidiary companies quoted on stock Exchange is LE 10,000,000 as of Dec.31, 2002

13- Capital Commitment (Financial Investments)

The capital commitments for the Financial investments Reached in date of Balance Sheet L.E 52,076,944 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
1- Available for sale investments	50,670,450	8,593,506	42,076,944
2- Investments in subsidiary companies			
Contact for Car Trading	20,000,000	10,000,000	10,000,000

14- Debit Balances and Other Assets

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Accrued Interest and Commissions Receivable	108,711,046	132,175,162
- Prepaid Expenses	10,966,635	13,472,293
- Advances for Purchase of Fixed Assets	55,808,170	35,973,394
- Assets Acquired for Settlement of Debits (after Provision of LE 3,000,000)	78,733,570	13,553,724
- Other Assets	85,492,307	182,810,217
Total Debit Balances and Other Assets	339,711,728	377,984,790

- Fixed Assets (Net Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	1,485,933	141,671,809	87,032,048	11,140,922	38,941,823	47,902,661	15,862,068	344,037,2
Additional during the year	761,140	8,425,522	43,785,556	2,809,657	1,502,555	5,081,855	3,396,822	65,763,1
Closing Balance (1)	2,247,073	150,097,331	130,817,604	13,950,579	40,444,378	52,984,516	19,258,890	409,800,
Accu.Depreciation at beginning of the year (4)	-	32,835,526	50,186,297	9,036,626	30,692,272	28,405,709	9,254,927	160,411,
Current year Depreciation	-	7,914,397	14,356,941	834,629	4,718,562	4,721,876	1,665,586	34,211,
Accu.Depreciation at end of the year (2)	-	40,749,923	64,543,238	9,871,255	35,410,834	33,127,585	10,920,513	194,623,
End of year net asstes(1-2)	2,247,073	109,347,408	66,274,366	4,079,324	5,033,544	19,856,931	8,338,377	215,177.
Beginning of year net assets (3-4)	1,485,933	108,836,283	36,845,751	2,104,296	8,249,551	19,496,952	6,607,141	183,625

16- Due to Banks

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
(a) Central Bank		
- Current Accounts	3,513,273	3,121,902
- Time Deposits	30,000,000	0
	33,513,273	3,121,902
(b) Local Banks		
- Current Accounts	16,902,245	47,750,243
- Time Deposits	163,839,105	30,080,997
- Total Due to Local Banks	180,741,350	77,831,240
(c) Foreign Banks		
- Current Accounts	113,715,935	112,400,630
- Time Deposits	0	91,762,510
- Total Due to foreign Banks	113,715,935	204,163,140
Total Due to Banks	327,970,558	285,116,282

17- Customer Deposits

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Demand Deposits	3,349,731,632	2,842,189,376
- Time & Notice Deposits	6,522,834,973	7,062,788,691
- Saving & Deposits Certificates	2,311,494,906	1,257,764,200
- Saving Deposits	2,802,530,754	2,307,006,643
- Other Deposits	828,159,527	524,035,701
Total Customer Deposits	15,814,751,792	13,993,784,611

18- Credit Balances and Other Liabilities

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Accrued Interest Payable	56,064,004	56,333,000
- Accrued Expenses	9,361,769	8,514,912
- Accounts Payable	245,953,572	280,914,736
- Other Liabilities	10,749,527	61,323,375
Total Credit Balance And Other Liabilities	322,128,872	407,086,023

19- Medium Term Bonds

The Bank's Second issue of bonds amounting to LE 300 million at par value of LE 1000 per bond issued on April, 1999 at a fixed interest rate of 10.25%. And matured at 10/5/2004

20- Long Term Loans

	Rate	Maturity date	Maturing through next year	Balance at Dec. 31, 2002	Balance at Dec. 31, 2001
- European Bank	-	Dec-2012	-	19,402,408	16,282,804
- Sumitomo bank	Libor rate	Jun-2005	115,622,675	231,245,350	689,715,600
- Ministry of Agriculture (F.S.D.P)	5.5 - 3.5 depends on maturity date	3-5 years	7,188,411	19,257,513	7,850,088
- Ministry of Agriculture (V.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	828,000	1,004,200	463,914
- Ministry of Agriculture (M.S.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	6,107,819	30,372,710	13,984,355
- Barclays bank (P.S.F.S)	6.62	for ten years	7,581,000	24,713,000	39,744,000

21- Other Provisions

Dec. 31, 2002
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	517,155,622	41,886,214	0	(15,000,000)	14,590,406	558,632,242
- Provision for Legal Claims	1,525,470	0	7,858	0	(100,000)	1,433,328
- Provision for Stamp Duty tax claims	14,590,406	0	0	0	(14,590,406)	0
- Provision for contra accounts	27,968,646	0	0	0	0	27,968,646
- Provision for General risk	112,900,615	0	658,114	0	0	113,558,729
- Provision for Bank Risk insurance	8,000,000	2,000,000	0	0	0	10,000,000
- Provision for Real Estate Tax	35,021	0	0	(126,523)	100,000	8,498
Total Other Provisions	**682,175,780**	**43,886,214**	**665,972**	**(15,126,523)**	**0**	**711,601,443**

Dec. 31, 2001
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Closing Balance
- Provision for Income Tax claims	477,320,673	49,334,949	0	(9,500,000)	517,155,622
- Provision for Legal Claims	1,281,752	0	243,718	0	1,525,470
- Provision for Stamp Duty tax claims	14,590,406	0	0	0	14,590,406
- Provision for contra accounts	25,587,000	2,381,646	0	0	27,968,646
- Provision for General risk	92,489,564	0	20,411,051	0	112,900,615
- Provision for Bank Risk insurance	6,000,000	2,000,000	0	0	8,000,000
- Provision for Real Estate Tax	168,774	0	0	(133,753)	35,021
Total Other Provisions	**617,438,169**	**53,716,595**	**20,654,769**	**(9,633,753)**	**682,175,780**

22- Capital & Reserves

(a) **Authorized Capital**

The Authorized Capital reached LE 1500 Million according to Extra ordinary Assembly meeting dated April 21,1998.

(b) **Paid - In Capital**

The Paid - In capital reached to LE 650 Million distributed over 65 Million shares at par value of LE 10 per share.

(c) **Reserve**

According to the bank statues 5% of net profit is increase to legal reserve which stopped when legal reserve reaches 50% of the bank's issued and paid - in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

23- Contra Accounts

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- Letter of Guarantee	3,543,916,059	3,804,086,191
- Letter of Credit (import & export)	513,398,158	638,712,670
- Customer Acceptance	490,717,538	555,256,951
- Forward Foreign Exchange contracts	43,950	675,685
- SWAP Deals	(7,050,255)	0
Total	**4,541,025,450**	**4,998,731,497**

24- Other investments revaluation

	Dec. 31, 2002 L.E +(-)	Dec. 31, 2001 L.E +(-)
- Available for sale investments	(36,021,333)	-
- Held to maturity Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(36,021,333)	-

25- Foreign Exchange Income

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- profit (loss) foreign Exchange	4,126,540	18,409,430
- profit (loss) revaluation of Monitoring assets and Liabilities	53,394,972	141,632,794
- profit (loss) revaluation of forwards deals	(720,638)	1,657,911
- profit (loss) revaluation of swap deals	5,692	112,268
- profit (loss) revaluation of options	3,228,351	-
	60,034,917	161,812,403

26- Earning Per Share

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Net Profit For The Year	380,886,150	401,758,786
Board Member's Bonus	(5,713,292)	(6,026,382)
Staff Profit Sharing	(38,088,615)	(40,175,878)
Shareholders' share in profits	337,084,243	355,556,526
Number of Shares	65,000,000	65,000,000
Earning Per Share	5.19	5.47

24- Other Investments revaluation

	Dec. 31, 2002 L.E +(-)	Dec. 31, 2001 L.E +(-)
- Available for sale investments	(36,021,333)	
- Held to maturity Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(36,021,333)	-

25- Foreign Exchange Income

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
- profit (loss) foreign Exchange	4,126,540	18,409,43
- profit (loss) revaluation of Monitoring assets and Liabilities	53,394,972	141,632,79
- profit (loss) revaluation of forwards deals	(720,638)	1,657,9
- profit (loss) revaluation of swap deals	5,692	112,28
- profit (loss) revaluation of options	3,228,351	-
	60,034,917	**161,812,4**

26- Earning Per Share

	Dec. 31, 2002 L.E	Dec. 31, 2001 L.E
Net Profit For The Year	380,886,150	401,758,78
Board Member's Bonus	(5,713,292)	(6,026,3
Staff Profit Sharing	(38,088,615)	(40,175,8
Shareholders' share in profits	337,084,243	[illegible]
Number of Shares	65,000,000	[illegible]
Earning Per Share	5.19	[illegible]

27- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,050,646,687	-
- Due from Other Banks	2,900,663,453	-
- Treasury Bills	1,345,000,000	-
- Trading Investments	92,364,162	-
- Available for sale investments	1,874,050,279	-
- Loans & Overdrafts	5,648,067,317	5,326,532,605
- Bank's Loans	130,829,366	273,709,685
- Held to maturity Investments	-	215,000
- Investments in subsidiary companies	-	45,500,000
- Debit Balances and Other Assets	339,711,728	-
Total Assets	**14,381,332,992**	**5,645,957,290**
Liabilities		
- Due to Banks	327,970,558	-
- Customer Deposits	13,312,878,000	2,501,873,792
- Medium Term Bonds	-	300,000,000
- Long Term Loans	-	325,995,181
- Credit Balances and Other Liabilities	322,128,872	-
	13,962,977,430	**3,127,868,973**

28- Interest Rate

The average interest rates applied for Assets and Liabilities during the year are 6.84 % & 4.36 % Respectively .

29- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1988 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 1989 up to 1993 were examined and under discussion with the tax Authority.
- Examination for Corporate income Tax for the years from 1994 up to 2000 has been finished and under discussion with the tax Authority.

30- Distribution of Assets, Liabilities and Contra Accounts

Assets

	Local Currency	Foreign Currency
1- Due From Banks	674,628,022	2,226,035,431

2- Loans & Overdrafts

	LE	% to Total Loans & Overdrafts
Agriculture Sector	75,674,741	0.67
Industrial Sector	5,576,095,826	49.00
Trading Sector	837,014,644	7.36
Services Sector	3,431,627,484	30.15
Household Sector	899,269,127	7.90
Other	559,457,151	4.92
Total Loans & Overdrafts (Excluding unearned interest)	**11,379,138,973**	**100.00**
Unearned Bills Discount	**(6,136,668)**	
Provision for Doubtful Debts	**(454,285,611)**	**3.99**
Net Loans & Overdrafts	**10,918,716,694**	

Liabilities

	Local Currency	Foreign Currency
1- Due to Banks	194,722,247	133,248,311

2- Customers' Deposits

	LE	% to Total Customers Deposits
Agriculture Sector	19,546,959	0.12
Industrial Sector	1,830,758,881	11.58
Trading Sector	451,118,863	2.85
Service Sector	2,096,307,879	13.26
Household Sector	10,253,042,468	64.83
Other	1,163,976,742	7.36
Total Customers' Deposits	**15,814,751,792**	**100.00**

Contra Accounts

	Local Currency	Foreign Currency
- Letters of Guarantee	1,293,889,877	2,250,026,182
- Letter of Credit (import & export)	190,983,446	322,414,712
- Customer Acceptance	214,102,524	276,615,014
- Forward Foreign Exchange Contracts	-	43,950
- SWAP Deals	(413,634,056)	406,583,801
	1,285,341,791	**3,255,683,659**

31- Foreign Currency Position

	Dec. 31, 2002 in thousand	Dec. 31, 2001 in thousand
- Egyptian Pound	(40,975)	993
- US Dollar	40,236	3,177
- Sterling pound	(33)	(887)
- Japanese Yen	(297)	(197)
- Swiss Franc	337	111
- Euro	1,338	(102)

32- Transactions With Related Parties

All Banking transaction with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Other Banks	200,240,817
Loans & Overdrafts	10,326,093
Bank's Loans	69,373,605
Investment in subsidiary companies	45,500,000
Due to banks	2,192,735
Customer Deposits	58,523,432
Medium Term Bonds	252,500,000

33- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification.

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the Payment of Coupon No. 8 for the bonds of the Commercial International Bank (Egypt), (Second Issue) at the value of LE51.11 per bond at the rate of 10.25% per annum. The payment shall be as of Thursday 15 May 2003 for the owners of the bonds at settlement date of 14 May 2003 in relation to the transactions carried out until the session held on 11 May 2003 through Misr Company for Clearing, Settlement and Central Keeping through the following payment outlets:

Commercial International Bank:
(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)
Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)
Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)
Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)
Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)
Arab Bank: (Cairo branch)
Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)
Misr International Bank: (El Alfy & Alexandria branches)
El Watany Egyptian Bank: (El Mohandseen branch)
Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)
National Bank for Development: (El Bourse, Helwan and Shoubra branches)
Banque Misr: (Principal, El Minia and Souhag branches)
National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)
Suez Canal Bank: (Cairo branch located at Bab El Louk)
Egyptian American Bank: (Shooting Club & Sporting Club) only for members.
Egyptian Export Developing Bank: (Ghernata branch, Heliopolis)

{Translator's Comment: This document shows the following hand written notes:

- *Al Akhbar Newspaper.*
- *Attention: Mr. Shereef Khalid*
  For reviewing and Approving
  Best Regards, Ayman Salah, 31 April 2003
- *Signature of Mahmoud Mostafa evidencing that the Announcement data has been checked by Medhat Slemah on 30 April 2003.}*

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البنك التجاري الدولي (مصر) ش.م.م

يسر البنك أن يعلن عن

صرف الكوبون رقم (٨)

الخاص بسندات البنك التجارى الدولى (الإصدار الثانى)

بقيمة ٥١,١١ جنيه مصرى نقدا

لكل سند بسعر عائد قدره ١٠,٢٥٪ سنويا

وسيتم الصرف إعتبارا من يوم الخميس الموافق ٢٠٠٢/٥/١٥
لمالكى السندات فى تاريخ تسوية يوم ٢٠٠٢/٥/١٤
عن العمليات المنفذة حتى جلسة يوم ٢٠٠٢/٥/١١

عن طريق شركة مصر للمقاصة والتسوية والحفظ المركزى من منافذ الصرف التالية:

البنك التجارى الدولي: (فرع الجيزة - الصيد - النصر - بورسعيد - الاسكندرية - المنصورة - طنطا)
بنك مصر إيران للتنمية: (فرع مدينة نصر .. عباس العقاد)
بنك العمال المصرى: (فرع مصر الجديدة.. خلف قسم النزهة)
بنك مصر رومانيا: (فرع المهندسين.. ميدان لبنان)
بنك الدلتا الدولى: (فرع الهرم - السويس - المنيا - الميرغنى)
البنك العربى: (فرع القاهرة)
بنك الاسكندرية التجارى والبحرى: (فرع سعد زغلول)
بنك مصر الدولى: (فرع الالفي - الاسكندرية)
البنك الوطنى المصرى: (فرع المهندسين)
بنك مصر اكستريور: (فرع المهندسين - كايرو بلازا - السبع عمارات)
البنك الوطنى للتنمية: (فرع البورصة - حلوان - شبرا)
بنك مصر: (الفرع الرئيسى - المنيا - سوهاج)
البنك الاهلى المصرى: (الفرع الرئيسى - ثروت - الاسكندرية أبوالعباس - الجيزة - الجولف - جامعة اسيوط)
بنك قناة السويس: (فرع القاهرة.. باب اللوق)
البنك المصرى الأمريكى: (فرع الصيد - فرع سبورتنج) لأعضاء النادى فقط.
البنك المصرى لتنمية الصادرات: (فرع غرناطة .. مصر الجديدة)

ملحوظة: نرجو احضار اصل مستندات الصرف للاطلاع وصورة منها للتسليم.

البنك التجاري الدولي (مصر) ش.م.م

CIB

رمز الثقة

٢٠٠٢/٤/٢١